JSAT

CID-B-03-161
March 31, 2004

04024145

Securities and Exchange Commission
Judiciary Plaza
450 5th Street, N.W.
Washington, D.C. 20549
Attn: Filing Desk

SUPPL

APR 6

JSAT Corporation
File No. 82-5111
Exemption Pursuant to Rule 12g3-2(b)

Ladies and Gentlemen:

Pursuant to Rule 12g3-2(b) under the Securities Exchanges Act of 1934, as amended, enclosed are copies of JSAT Corporation's (the "Company") release document. As required pursuant to Rule 12g3-2(b), the exemption number appears in the upper right-hand corner of each unbound page and of the first page of each bound document.

- Dissolution of NTT Satellite Communications and Transfer of Mega Wave Pro Satellite Intranet Services to JSAT

Thank you for your attention and cooperation.

PROCESSED
APR 09 2004
THOMSON FINANCIAL

Yours faithfully,

Yasuo Ohuyama
Executive Officer
Corporate Planning & Communications Group
General Manager
Corporation Communications and Investor Relations Division
JSAT Corporation

4/8

Enclosure

JSAT Corporation
Pacific Century Place Marunouchi 17·18F
1-11-1 Marunouchi, Chiyoda-ku, Tokyo 100-6218 Japan

March 26, 2004

News Release

JSAT Corporation

Dissolution of NTT Satellite Communications and Transfer of Mega Wave Pro Satellite Intranet Services to JSAT

NTT Satellite Communications Inc. (NTTSC) today announced its decision to transfer its satellite intranet services business to JSAT Corporation (JSAT) in a move to integrate this business with JSAT's operations. Furthermore, principal NTTSC shareholders NTT Communications Corporation (NTT Com) and JSAT will deepen their alliance to jointly explore ways to proactively develop other NTTSC businesses.

Following these developments, NTTSC will be dissolved subject to approval by an extraordinary meeting of its shareholders scheduled to be held on March 31, 2004.

NTTSC was established in April 1998 as a joint venture company by NTT Corporation (equity interest subsequently ceded to NTT Com) and Japan Satellite Systems Inc. (presently JSAT) to provide satellite communication services. The transfer of the NTTSC satellite services business to JSAT is being undertaken to further improve the operating efficiency of these services. Aiming to provide even higher value-added services, JSAT will continue offering services for existing NTTSC customers.

Overview of Business Transfer

Business to be transferred: Mega Wave Pro and related NTTSC operations
Date of transfer: March 31, 2004 (planned)
Date of NTTSC dissolution: March 31, 2004 (planned)

Effect on Full-Year Results

Any losses accompanying this transfer will have a negligible effect on the JSAT's full-year operating results in line with the accounting treatment for prior years.

Profile of NTTSC

(1) Name: NTT Satellite Communications Inc.
(2) President: Kiyoshi Ogawa
(3) Address: 1-11-7 Chuo-cho, Meguro-ku, Tokyo
(4) Established: April 1, 1998
(5) Main business activities: Intranet services using communications satellites
(6) Fiscal year-end: March 31
(7) Number of employees: 16 (As of March 26, 2004)
(8) Capital: ¥5.5 billion
(9) NTT Com and JSAT shareholdings:
NTT Com 39.2% JSAT 35.9%